UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BIONIK LABORATORIES CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

09074A109

(CUSIP Number of Common Stock Underlying Warrants)

Peter Bloch

Chairman and Chief Executive Officer

Bionik Laboratories Corp.

483 Bay Street, N105

Toronto, Ontario M5G 2C9

Phone: (416) 640-7887

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:

Stephen E. Fox, Esq.

Ruskin Moscou Faltischek, P.C.

1425 RXR Plaza

15th Floor, East Tower

Uniondale, New York 11556

Telephone No.: (516) 663-6600

CALCULATION OF FILING FEE:

Transaction valuation (1)	Amount of filing fee (1)(2)(3)
$5,644,238.08	$654.17

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 17,638,244 shares of common stock, including: (i) outstanding warrants to purchase an aggregate of 16,408,250 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing (the “ Offering ”) which had closing on February 26, 2015, March 27, 2015, March 31, 2015, April 21, 2015, May 27, 2015, and June 30, 2015; and (ii) outstanding warrants to purchase an aggregate of 1,229,994 shares of the Company’s common stock issued to the placement agent in connection with the Offering. The transaction value is calculated pursuant to Rule 0-11 using $.32 per share of common stock, which represents the average of the high and low sales price of the common stock on May 19, 2017.

(2)	Calculated by multiplying the transaction value by 0.0001159.

(3)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:   ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 25, 2017 (together with the exhibits thereto, this “Schedule TO”) relating to an offer by Bionik Laboratories Corp. (“Bionik” or the “Company”) to amend and exercise certain outstanding warrants upon the terms and subject to the conditions set forth in the Offer to Amend and Exercise Warrants to Purchase Common Stock, dated May 25, 2017 (the “Offer to Amend and Exercise”), which together with the Election to Participate and Exercise Warrant, Notice of Withdrawal, and Form of First Amendment to Common Stock Purchase Warrant constitute the “Offering Materials”.

The information contained in the Offer to Amend and Exercise filed as Exhibit (a)(1)(B) to this Schedule TO is incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Offer to Amend and Exercise and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Amend and Exercise, are hereby amended and supplemented as follows:

1. Each reference to 5:00 p.m. in the Offer to Amend and Exercise should be deleted and replaced with 11:59.59 p.m., so that the Expiration Date is June 22, 2017 at 11:59.59, Eastern Time, unless extended pursuant to the Offer to Amend and Exercise.

2. Immediately following the first sentence in the last paragraph on the cover page of the Offer to Amend and Exercise, the following sentence is added:

“We do not view the representations and warranties to be made by warrant holders tendering their warrants that they have ‘had the opportunity to review the current business prospects, financial condition and operating history of the Company’, ‘had the opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the Offer to Amend and Exercise’, and ‘received all the information [they] consider[ed] necessary or appropriate for deciding whether to accept the Offer to Amend and Exercise’ as a waiver of any potential liability that we may have under federal securities laws, and we agree not to assert that these provisions constitute a waiver of any such liability if a claim is made against us.”

3. The first sentence of the fourth paragraph should be deleted in its entirety. The fourth paragraph is hereby amended and restated in its entirety as follows:

“You may elect to amend some or all of your Original Warrants. If you choose not to participate in the Offer to Amend and Exercise, your Original Warrants will remain in full force and effect, as originally issued.”

4. Each of (a) the disclosure under the heading “Conditions” on pages 1-2 of the Offer to Amend and Exercise and (b) the disclosure under “Description of the Offer to Amend and Exercise–Conditions to the Offer to Amend and Exercise” on page 22 is hereby amended and restated in its entirety as follows:

(i) As part of the Election to Participate and Exercise Warrant, the holders of the Original Warrants must complete an Accredited Investor Questionnaire. In addition, as part of the Election to Participate and Exercise Warrant, the holders of the Original Warrants are asked to make certain representations and warranties upon which the Company will rely in establishing that the transactions contemplated by the Offer to Amend and Exercise are exempt from the registration requirements of the Securities Act. The holders of the Original Warrants, other than the holders of the Placement Agent Warrants, previously made substantially the same representations and warranties to the Company, including a representation that they were “accredited investors”, in connection with the private placement transactions in which such holders acquired the Original Warrants.

Holders of the Original Warrants are not prohibited from tendering their Original Warrants, even if such holders are unable to make the representations and warranties in the Election to Participate and Exercise Warrant that the holder is an “accredited investor”. However, the Company will not accept any Election to Participate and Exercise Warrant from or on behalf of, any Original Warrant holders if the Company determines that a valid exemption from registration of all the securities to be issued pursuant to the Offer to Amend and Exercise is not available under the Securities Act and therefore the Company may not consummate the transactions contemplated by the Offer to Amend and Exercise in such case.

5. The disclosure under the heading “Fees and Expenses” on page 3 of the Offer to Amend and Exercise is hereby amended by adding the following:

“Garden State Securities, as Warrant Agent, may engage one or more sub-agents to assist it with respect to the Offer, in which case the fees payable to Garden State Securities may be shared with any such sub-agent(s)”.

6. Immediately following the Section “Offering Summary”, on page 4, the following new section shall be added:

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

Historical Summary Financial Data

The following tables present summary financial data of the Company, including the ratio of earnings (loss) to fixed charges, for the fiscal years ended March 31, 2016 and December 31, 2015, and the nine month period ended December 31, 2016.

	As at December 31, 2016	As at March 31, 2016	As at December 31, 2015
Balance Sheet Data:
Current assets	$1,223,297	$6,159,996	$7,151,312
Non-current assets	$28,092,724	$76,750	$87,103
Total assets	$29,316,021	$6,236,746	$7,238,415
Current liabilities	$4,647,587	$5,972,840	$6,260,427
Non-current liabilities	$354,090	—	—
Total liabilities	$5,001,677	$5,972,840	$6,260,427

Equity	$24,314,344	$263,906	$977,988
Total liabilities and shareholders’ equity	$29,316,021	$6,236,746	$7,238,415

	Nine months ended December 31, 2016	Fiscal year ended March 31, 2016	Fiscal year ended December 31, 2015
Statement of Operations Data:
Revenues	$553,900	—	—
Cost of Goods Sold	$405,680	—	—
Gross Margin	$148,220	—	—
Operating Expenses	$5,450,290	$6,632,970	$5,924,861
Other expenses (income)	$(2,897,426)	$(7,669,118)	$(355,754)
Net income and comprehensive income	$2,404,644	$(1,036,148)	$5,569,107

Ratio of Earnings (Loss) to Fixed Charges(1):
Earnings (loss)	$(2,404,644)	$1,036,148	$(5,569,107)
Add back fixed charges	$23,839	$2,839	$3,018
Adjusted earnings	$(2,380,805)	$1,038,987	$(5,566,089)
Fixed charges
Interest expense	$23,839	$2,839	$3,018
Ratio of earnings (loss) to fixed charges	(101)	365	(1,845)

__________

(1)	For purposes of the calculation of the ratio of earnings (loss) to fixed charges, “earnings” are defined as earnings before fixed charges. Fixed charges consist of interest expense. For the nine months ended December 31, 2016 and the fiscal year ended December 31, 2015, earnings before fixed charges were insufficient to cover fixed charges on a historical basis.

Pro Forma Financial Data

The following tables present unaudited pro forma condensed financial data for the Company disclosing the effect of the Offer to Amend and Exercise the Company's 17,638,243 warrants for $0.25 per warrant on:

(i) Balance Sheet at December 31, 2016;

(ii) Operations Statements and loss per shares for the three and nine months ended December 31, 2016 and

(iii) Book value per share as at December 31, 2016

In preparing this pro forma condensed financial data, the Company assumed that all holders of the Original Warrants elect to participate in the Offer to Amend and Exercise for all 17,638,243 warrants eligible to participate in such Offer to Amend and Exercise at $0.25 per warrant and that this Offer to Amend and Exercise took place at the end of the quarterly period ended December 31, 2016. The Company can give no assurance that any or all of the holders of the Original Warrants will elect to participate in the Offer to Amend and Exercise or that the holders of the Placement Agent Warrants will elect to exercise their warrants for cash instead of through the cashless exercise provision provided for in those warrants.

The pro forma condensed financial data is presented for information and illustrative purposes only. The data does not purport to represent what the Company’s consolidated financial data would have been if the Offer to Amend and Exercise was completed for all eligible warrant shares as of December 31, 2016, and the data does not purport to project its future consolidated statement of operations or financial position.

	As at December 31, 2016
	Actual		Adjustments	Pro forma
Balance Sheet Data:
Current assets	$1,223,297		$3,968,605	$5,191,902
Non-current assets	$28,092,724		—	$28,092,724
Current liabilities	$4,657,587		$(2,582,040)	$2,075,547
Long term liabilities	$345,090		—	$345,090
Stockholder equity	$24,314,344		$1,386,565	$25,700,909
Book value per share	$0.25		$0.13	$0.23
Shares outstanding	96,362,541	(1)	17,638,243	114,000,784	(1)

	Three months ended December 31, 2016			Nine months ended December 31, 2016
	Actual	Adjustments	Pro-forma	Actual	Adjustments	Pro-forma
Statement of Operations Data:
Net revenues	$372,426		$372,426	$553,900		$553,900
Gross margin	$37,640		$37,640	$148,220		$148,220
Operating loss	$(1,572,314)		$(1,572,314)	$(5,302,070)		$(5,302,070)
Net loss	(810,418)	$(771,341)	$(1,581,759)	$(2,404,644)	$(2,510,388)	$(4,915,032)
Net loss per share
Basic	$(0.01)	$(0.04)	$(0.01)	$(0.03)	$(0.14)	$(0.05)
Diluted	$(0.01)	$(0.04)	$(0.01)	$(0.03)	$(0.14)	$(0.04)

Shares used in computation- Basic	96,362,541 (1)	17,638,243	114,000,784 (1)	90,286,864 (1)	17,638,243	107,925,107 (1)
Shares used in computation- Diluted	93,043,498 (1)	17,638,243	110,681,741 (1)	94,320,801 (1)	17,638,243	111,959,044 (1)

__________

(1)	Includes 50,000,000 Exchangeable Shares at December 31, 2016, which are exchangeable into a like number of shares of the Company’s common stock and which votes with the Company’s common stock as a single class.

7. The disclosure under the heading “–Fees and Expenses” on page 27 of the Offer to Amend and Exercise is hereby amended by adding the following:

“Garden State Securities, as Warrant Agent, may engage one or more sub-agents to assist it with respect to the Offer, in which case the fees payable to Garden State Securities may be shared with any such sub-agent(s)”.

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)*	Letter to Holders of Original Warrants
	(1)(B)*	Offer to Amend and Exercise
	(1)(C)*	Form of Election to Participate and Exercise Warrant
	(1)(D)*	Form of Notice of Withdrawal
	(1)(E)*	Form of Amendment to Warrant
	(1)(F)*	Form of Warrant (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed with the SEC on March 4, 2015)
	(l)(G)	Letter to Holders of Original Warrants dated June 15, 2017
	(5)(A)*	Annual Report on Form 10-KT for the fiscal year ended March 31, 2016, filed with the SEC on June 30, 2016 (incorporated herein by reference)
	(5)(B)*	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, filed with the SEC on August 15, 2016 (incorporated herein by reference)
	(5)(C)*	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the SEC on November 14, 2016 (incorporated herein by reference)
	(5)(D)*	Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2016, filed with the SEC on February 14, 2017 (incorporated herein by reference)
(b)		None.
(c)		Not applicable.
(d)	(1)*	Engagement Agreement dated May 3, 2017, by and between the Company and Garden State Securities Inc.
	(2)*	Escrow Agreement dated May 25, 2017 by and among Bionik Laboratories Corp., Garden State Securities, Inc. and Signature Bank, as escrow agent
(e)		Not applicable.
(f)		Not applicable.
(g)		None.
(h)		None

__________

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIONIK LABORATORIES CORP.

By:	/s/ Peter Bloch
Name:	Peter Bloch
Title:	Chairman and Chief Executive Officer
(Principal Executive Officer)

Date: June 15, 2017